Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED JULY 26, 2019
TO THE OFFERING CIRCULAR DATED APRIL 18, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 18, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Controlled Subsidiary Investment - Waypoint San Antonio Westover Owner, LLC

On December 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint San Antonio Westover Owner, LLC (the “RSE Waypoint San Antonio Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $7,025,000, which was the initial stated value of our equity interest in Waypoint San Antonio Controlled Subsidiary (the “RSE Waypoint San Antonio Investment”). The RSE Waypoint San Antonio Controlled Subsidiary used the proceeds for the construction of a 278-unit, class-A multifamily property, Estraya Westover Hills, located at 1626 N Ellison Dr, San Antonio, TX 78251 (the “Waypoint San Antonio Property”).

On July 22, 2019, Waypoint San Antonio Westover Owner, LLC paid off the $7,025,000 investment in full through a refinance of the property. With the property now constructed and approximately 92% occupied as of July 14, 2019, the RSE Waypoint San Antonio Controlled Subsidiary secured a senior loan to refinance the existing construction loan and the RSE Waypoint San Antonio Investment in full. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.0%.